Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. to Release Fourth-Quarter and Full Year 2008
Financial Results on February 25, 2009

AMSTERDAM, The Netherlands, January 22, 2009 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) announced today that it will host a conference call and webcast for investors and analysts at 9:30 am Eastern Time / 3:30 pm Central European Time on Wednesday, February 25, 2009 to review its fourth-quarter and full year 2008 financial results.

AerCap’s fourth-quarter and full year 2008 earnings press release will be released before financial markets open in the United States on February 25, 2009. A copy of the press release will be posted on the “Investor Relations” section of AerCap’s website at http://www.aercap.com. At the same time, the presentation slides for the conference call will also be posted on AerCap’s website.

The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) + 1-706-634-5464 and referencing code 82185363 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under ‘Investor Relations’.

A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on February 25, 2009 and continuing through March 30, 2009. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 82185363. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Investors:	Contact for Media:
Peter Wortel	Frauke Oberdieck
+31 20 655 9658	+31 20 655 9616
pwortel@aercap.com	foberdieck@aercap.com